Exhibit 99.1

AFFIMED N.V.

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss

(in € thousand)

		For the three months ended June 30		For the six months ended June 30
	Note	2015	2016	2015	2016

Revenue	3	2,210	2,069	4,748	4,005
Other income / (expenses) – net	4	104	38	333	124
Research and development expenses	8	(5,605)	(8,628)	(8,526)	(15,696)
General and administrative expenses	8	(1,676)	(1,965)	(3,524)	(4,058)

Operating income / (loss)		(4,967)	(8,486)	(6,969)	(15,625)

Finance income / (costs) – net	5	(217)	450	301	(872)

Loss before tax		(5,184)	(8,036)	(6,668)	(16,497)

Income taxes		0	(1)	0	(2)

Loss for the period		(5,184)	(8,037)	(6,668)	(16,499)

Total comprehensive loss		(5,184)	(8,037)	(6,668)	(16,499)

Loss per share in € per share (undiluted = diluted)		(0.19)	(0.24)	(0.26)	(0.50)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Condensed consolidated statement of financial position

(in € thousand)

	Note	December 31, 2015	June 30, 2016 (unaudited)
ASSETS
Non-current assets

Intangible assets		72	65
Leasehold improvements and equipment		915	897
		987	962

Current assets

Inventories		228	233
Trade and other receivables		915	1,147
Other assets	6	452	682
Financial assets	7	0	18,015
Cash and cash equivalents		76,740	40,603
		78,335	60,680

TOTAL ASSETS		79,322	61,642

EQUITY AND LIABILITIES
Equity

Issued capital		333	333
Capital reserves		187,169	188,954
Accumulated deficit		(120,228)	(136,727)
Total equity		67,274	52,560

Non current liabilities

Borrowings	9	3,104	2,128
Total non-current liabilities		3,104	2,128

Current liabilities

Trade and other payables		4,444	4,698
Borrowings	9	1,472	2,149
Deferred revenue	3	3,028	107
Total current liabilities		8,944	6,954

TOTAL EQUITY AND LIABILITIES		79,322	61,642

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of cash flows

(in € thousand)

		For the six months ended June 30
	Note	2015	2016
Cash flow from operating activities
Loss for the period		(6,668)	(16,499)
Adjustments for the period:
- Income taxes		0	2
- Depreciation and amortisation		171	193
- Share based payments	8	781	1,785
- Finance income / costs – net	5	(301)	872
		(6,017)	(13,647)
Change in trade and other receivables		(439)	(183)
Change in inventories		(23)	(5)
Change in other assets	6	0	(230)
Change in trade and other payables		(1,084)	(2,667)
Cash used in operating activities		(7,563)	(16,732)
Interest received		2	0
Paid interest		(287)	(246)
Net cash used in operating activities		(7,848)	(16,978)

Cash flow from investing activities
Purchase of intangible assets		(6)	(11)
Purchase of leasehold improvements and equipment		(82)	(157)
Cash paid for investments in current financial assets	7	0	(18,128)
Net cash used for investing activities		(88)	(18,296)

Cash flow from financing activities
Proceeds from issue of common shares		33,502	0
Repayment of borrowings	9	0	(357)
Cash flow from financing activities		33,502	(357)

Net changes to cash and cash equivalents		25,566	(35,631)
Cash and cash equivalents at the beginning of the period		39,725	76,740
Exchange-rate related changes of cash and cash equivalents		1,028	(506)
Cash and cash equivalents at the end of the period		66,319	40,603

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity

(in € thousand)

	Note	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2015		240	131,544	(99,989)	31,795
Issue of common shares		57	33,443		33,500
Exercise of share based payment awards		2	942		944
Equity-settled share based payment awards	8		781		781
Loss for the period				(6,668)	(6,668)

Balance as of June 30, 2015		299	166,710	(106,657)	60,352

Balance as of January 1, 2016		333	187,169	(120,228)	67,274
Equity-settled share based payment awards	8		1,785		1,785
Loss for the period				(16,499)	(16,499)

Balance as of June 30, 2016		333	188,954	(136,727)	52,560

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. (in the following Affimed or Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The condensed consolidated financial statements of Affimed as of and for the period ended June 30, 2016 comprise the Company and its wholly owned and controlled subsidiaries Affimed GmbH, Heidelberg, Germany (formerly Affimed Therapeutics AG), AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has its own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three and six months ended June 30, 2016 and 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as at 31 December 2015.

The interim financial statements were authorized for issuance by the management board on August 10, 2016.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Functional and presentation currency

These interim financial statements are presented in euro, which is the Company’s functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2015 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2016, and have been applied in preparing these financial statements.

Standard/interpretation	Effective Date [1]

Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods
of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in
Joint Operations	January 1, 2016

1 Shall apply for periods beginning on or after the effective date.

None of these amendments to standards and new or amended interpretations had an effect on the interim consolidated financial statements of the Group.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2016, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]

IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IAS 7 Disclosure Initiative	January 1, 2017
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share-
based Payment Transactions	January 1, 2018

1 Shall apply for periods beginning on or after the effective date.

The Company has not yet determined if any of these amendments to standards and new or amended interpretations have an effect on its financial statements.

3.	Revenue

Collaboration agreement Amphivena

Affimed was party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena), . The purpose of the collaboration was the development of a product candidate for hematological malignancies. The collaboration included a License and Development Agreement between Amphivena and Affimed which expired when Amphivena obtained the approval of an investigational new drug application (IND) to enter clinical development from the FDA in July 2016.

Pursuant to the former license and development agreement between Affimed and Amphivena, Affimed granted a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work that was performed, Amphivena was required to pay to Affimed service fees totaling approximately €16.0 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. After the expiration of the agreement the parties have been closing out the collaboration by exchanging documentation transferring materials and third party contracts.

Affimed recognized revenue of €8.6 million upon achievement of three milestones consisting of the earned milestone payments of €9.0 million less Affimed’s share in funding Amphivena of €0.4 million. In the first quarter of 2015, the Group recognized revenue of €2.4 million for the achievement of the third milestone (such amount had been previously received in cash in 2014 and deferred until the milestone was achieved).

After the achievement of the third milestone, the Group continued to provide research and development services to Amphivena for nonrefundable advance payments of €7.5 million in the aggregate, payable in three installments (€1.3 million, €4.2 million and €2.0 million). Revenue for these research and development services is recognized, net of Affimed’s share in funding Amphivena of €0.3 million, over the service performance period. The first two installments of €5.2 million (€5.5 million, net of Affimed’s share of €0.3 million) were received in 2015. The Company recognized €1.4 million and €2.8 million as revenue for these research and development services in the three and six months ended June 30, 2016 (2015: €0.5 million).

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of AFM13. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons to not continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

The Company achieved several milestones and recognized revenue for related payments of €0.4 million as revenue in the three and six months ended June 30, 2016 (2015: €1.6 million) for research and development services.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable, upfront technology access or research funding fees and milestone payments. The Group recognized €0.3 million and €0.8 million as revenue in the three and six months ended June 30, 2016 (2015: €0.2 million and €0.3 million).

4.	Other income and expenses - net

Other income and expense, net mainly comprises income from government grants for research and development projects of €30 and €134 in the three and six months ended June 30, 2016 (2015: €111 and €366).

5.	Finance income and finance costs

	Three months	Three months	Six months	Six months
	ended June 30,	ended June 30,	ended June	ended June
	2015	2016	30, 2015	30, 2016

Interest Perceptive Loan Agreement	-172	-205	-336	-401
Foreign exchange differences	-45	617	637	-518
Other finance income/finance costs	0	38	0	47
Finance income/costs - net	-217	450	301	-872

6.	Other assets

Other assets of €682 comprise deferred expenses and upfront payments related to short-term research projects of €413 (December 31, 2015: €300) and a prepayment of €269 related to probable future equity transactions (December 31, 2015: €152).

7.	Financial assets

Financial assets include certificates of deposit denominated in U.S. dollars ($20 million).

8.	Share-based payments

Under the ESOP 2014, the Company granted 176,250 and 667,345 options in the three and six months ended June 30, 2016 to certain members of the Management Board, the Supervisory Board, consultants and employees. The majority of the awards vest in installments over three years, and the final exercise date of the options is 10 years after the grant date of the instruments.

As of June 30, 2016, 2,017,345 ESOP 2014 awards were outstanding (December 31, 2015: 1,350,000), 463,250 awards (December 31, 2015: 259,583) were vested. No ESOP 2014 awards were either forfeited or exercised. The options outstanding at June 30, 2016 had exercise prices ranging from $3.05 to $13.47 (December 31, 2015: $5.18 to $13.47).

In the three and six months ended June 30, 2016, compensation expense of €838 and €1,785 was recognized (2015: €439 and €781) affecting research and development expenses by €321 and €695 (2015: €147 and €239) and general and administrative expenses by €517 and €1,090 (2015: €292 and €542).

9.	Borrowings

Perceptive loan agreement

In July 2014, the Company entered into a credit facility agreement of $14 million and drew an amount of $5.5 million as of July 31, 2014. Repayment started in April 2016 in monthly installments of $200, with the final balance due in August 2018. Finance costs comprise interest of an annual rate of LIBOR plus a margin of 9%, and an arrangement fee in the amount of 2% of the facility. In addition, the Company issued 106,250 warrants to the lender. The warrants are convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

The loan is collateralized by shares in AbCheck s.r.o., certain bank accounts, receivables and certain intellectual property rights with a total carrying amount of €15,937.

The loan is measured at amortized cost using the effective interest method. Interest costs of €205 and €401 and foreign exchange losses of €120 and foreign exchange gains of €101 have been recognized in profit or loss of the three and six months ended June 30, 2016 (2015: interest costs of €172 and €336 and foreign exchange gains of €196 and foreign exchange losses of €424). As of June 30, 2016 the fair value of the liability amounts to €4,543 (December 31, 2015: €4,978). According to the repayment schedule €2,149 (December 31, 2015: €1,472) were classified as current liabilities.

10.	Related parties

The supervisory directors of Affimed N.V received compensation for their services on the supervisory board of €88 and €169 in the three and six months ended June 30, 2016 (2015: €71 and €132), remuneration of managing directors amounted to €534 and €1,087 (2015: €345 and €703). The Group recognized share-based payment expenses of €71 and €159 for supervisory directors and €540 and €1,133 for managing directors in the three and six months ended June 30, 2016. In the three and six months ended June 30, 2015, the Group recognized share-based payment expenses of €91 and €142 for supervisory directors and €281 and €547 for managing directors.

The following table provides the transaction amounts and outstanding balances for consulting or service fees and supervisory board remuneration related to supervisory directors.

		Transaction volume			Outstanding balances
	Three months ended June 30, 2015	Six months ended June 30, 2015	Three months ended June 30, 2016	Six months ended June 30, 2016	December 31, 2015	June 30, 2016
Dr. Ulrich Grau	0	0	12	22	13	15
Dr. Ulrich Grau (i-novion)	0	0	0	23	0	0
Dr. Thomas Hecht	30	60	30	57	19	21
Dr. Richard Stead	12	21	10	17	6	6
Berndt Modig	13	19	12	24	9	9
Ferdinand Verdonck	16	32	14	29	11	10
Dr. Bernhard Ehmer	0	0	10	20	0	10